Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD
Israeli Public Company No. 520038928 (the “Company”)

Notice of Motion for the Approval of a Distribution Pursuant to Section 303(a) of
the Israeli Companies Law, 5759-1999

1.
This is to provide notice that on June 9, 2021 the Company ﬁled a motion (the “Motion”) with the District Court in Tel Aviv, Israel (the “Court”) for the approval of a distribution according to the provisions of Section 303(a) of the Israeli Companies Law, 5759- 1999 (the “Companies Law”).

2.
Pursuant to the Motion, the Court is being requested to approve a cash distribution of up to US$40 million to the Company’s shareholders (the “Cash Distribution”) during the period commencing on the date of: (a) receipt of the Court’s approval of the Motion; and (b) following the sale of the Integrated Solutions Division/Projects segment of the Company (the “Transaction”), and ending six (6) months from the approval of the Motion by the Court.

3.
The Company’s shareholders’ equity, as set forth in the Company’s ﬁnancial statements as of December 31, 2021, was US$ 67.3 million. In addition, on a pro- forma basis, after giving effect to the completion of the Transaction and the Cash Distribution, the Company will have liquid assets amounting to approximately US$55.2 million.

4.
Pursuant to the Israel Companies Regulations (Approval of Distribution), 5761-2001, creditors of the Company may approach the Court and object to the approval of the Motion within 30 days or at a later date determined by the Court.

5.
In order to review and copy the Motion and its exhibits (at the expense of the requesting party), at the registered ofﬁce of the Company, and for information regarding the proceedings and resolutions of the Court, including information regarding the last date for ﬁling an objection to the Motion, please contact the Company’s attorney Adv. Dor Melamed of Naschitz, Brandes, Amir & Co., Advocates, at 5 Tuval St., Tel Aviv, Israel, Sunday through Thursday, between 10AM and 5PM (Israel Time), or by phone +972-3-6235000 or fax +972-3-6235005.

Magal Security Systems Ltd.